FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2003

TRANSALTA CORPORATION

(Translation of registrant's name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1	Press release dated June 3, 2003.

TransAlta provides second quarter update

CALGARY, Alberta (June 3, 2003) - TransAlta Corporation (TSX: TA; NYSE: TAC) today announced a one-time event expected to negatively impact second quarter 2003 earnings by US$24 million pre-tax (Cdn$0.11 per share). The company will provide context in an investor conference call today at 3 p.m. Mountain Time (5 p.m. ET). Steve Snyder, President and CEO, and Ian Bourne, Executive Vice President and CFO, will participate in the call.

Due to a clerical error, TransAlta submitted an erroneous bid to the New York Independent System Operator (New York ISO) for May 2003 transmission congestion contracts (TCCs). The New York ISO manages New York's electricity transmission system and TCCs are contracts that hedge the cost of transmission.

TransAlta's computer spreadsheet contained mismatched bids for transmission congestion contracts. As a result, TransAlta purchased more contracts at higher prices than intended. The actual value of TCCs was determined daily throughout May, based on changing supply, load and transmission conditions. TransAlta worked throughout the month to mitigate the financial impact from the error.

"As soon as we found the error we immediately suspended TCC auction bidding and started an extensive review of all processes, procedures and controls," said Steve Snyder. "All internal and external audits determined this was an isolated clerical error."

TransAlta has participated in New York's market for transmission congestion contracts since March 2002. TCCs provide insight into New York's electricity market, including how physical transmission constraints may impact the value of electricity generation from its power plants in New York and Ontario.

Conference call details: Contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" and moderator "Daniel Pigeon".

Conference Operator Dial in Numbers

For local Toronto participants - (416) 405-9310

Toll free North American participants - 1-877-211-7911

Questions can also be asked via Web cast, at http://www.transalta.com. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta passcode 1432647. A transcript will be posted on TransAlta's site on June 4. Note: If using a hands-free phone, lift the handset and press one to ask a question.

(more)

TransAlta is Canada's largest non-regulated power generation and wholesale marketing company. We have close to $9 billion in coal-fired, gas-fired, hydro and renewable generation assets in Canada, the U.S., Mexico and Australia. With approximately 10,000 megawatts of capacity either in operation, under construction or in development, our focus is to efficiently operate our assets in order to provide our wholesale customers with a reliable, low-cost source of power.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Nadine Walz

Daniel J. Pigeon

Senior Media Relations Specialist

Director, Investor Relations

Phone:  (403) 267-3655

Phone:  1-800-387-3598 in Canada and U.S.

Pager: (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  media_relations@transalta.com

E-mail:  investor_relations@transalta.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: June 3, 2003